SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-8529

The Legg Mason

Profit Sharing and 401(k) Plan and Trust

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

Legg Mason, Inc.

100 Light Street

Baltimore, Maryland 21202

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.	Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Financial Statements

Together with Report of

Independent Registered Public Accounting Firms

As of December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

*	The other supplemental schedules required by 29 CFR 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

The Legg Mason Profit Sharing and 401(k) Plan and Trust:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the “Plan”) at December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2007 was audited by other auditors. Their report, dated June 25, 2008, expressed an unqualified opinion on that statement.

We conducted our audit of these 2008 statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic 2008 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/    Stout, Causey & Horning, P.A.

Sparks, Maryland

June 11, 2009

A Member of SC&H Group, LLC

Phone: (410) 403-1500 ¿ Toll Free: (800) 832-3008 ¿ Fax: (410) 403-1570 ¿ Web: www.SCandH.com

PricewaterhouseCoopers LLP 100 East Pratt Street Suite 1900 Baltimore, Maryland 21202-1096 Telephone (410) 783 7600 Facsimile (410) 783 7680 www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Legg Mason Profit Sharing and 401(k) Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of The Legg Mason Profit Sharing and 401 (k) Plan and Trust (the “Plan”) at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland

June 25, 2008

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

As of December 31,	2008	2007
Assets

Cash	$575,245	$1,048,988

Investments, at fair value:
Participant-directed investments	288,088,133	534,106,348
Loans to participants	5,455,312	4,480,787

Total Investments	293,543,445	538,587,135

Receivables
Employee contribution receivable	2,770	5,000
Employer contribution receivable	8,335,467	28,010,370
Receivable for investments sold	11,073	3,195

Total Assets	302,468,000	567,654,688

Liabilities

Payable for investments purchased	387,709	966,810

Net Assets Available for Benefits	$302,080,291	$566,687,878

The accompanying notes are an integral part of these financial statements.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31,	2008
Additions to Net Assets Attributable to:

Contributions
Employer	$8,335,467
Employee	27,147,497

Total Contributions	35,482,964

Interest and Dividend Income	19,341,504

Total Additions	54,824,468

Deductions from Net Assets Attributable to:

Benefits Paid to Participants	27,842,780
Net Depreciation in Fair Value (Note 3)	249,872,680
Administrative Expenses	5,900

Total Deductions	277,721,360

Transfers (Note 1)	(41,710,695)

Net Decrease in Net Assets	(264,607,587)

Net Assets Available for Benefits:

Beginning of year	566,687,878

End of year	$302,080,291

The accompanying notes are an integral part of this financial statement.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

1.	DESCRIPTION OF PLAN

The following description of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan, which was established on December 30, 1960 is a defined contribution plan covering substantially all employees of Legg Mason & Co., LLC (“LM & Co.”), and affiliated participating companies (the “Company”) with the exception of leased and temporary employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). An employee becomes eligible to participate in the Plan on their date of hire. A participant shares in discretionary employer contributions and forfeitures by completing 1,000 hours of service, as defined by the Plan, in a Plan year and being employed on the last day of the Plan year.

Participating Companies and their effective dates of adoption of the Plan are as follows:

Howard, Weil, Labouisse, Friedrichs, Incorporated (January 1, 1989)

Bartlett & Co. (January 1, 1996)

Western Asset Management Company (April 1, 2002)

Citigroup, Inc. (December 1, 2005)

Brandywine Global Investment Management, LLC (July 1, 2008)

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.	A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code.

B.

A voluntary compensation deferral whereby the participant may elect to defer, in the form of Company contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% and not more than 50% of the compensation that would otherwise have been paid to the participant during the Plan year. Participant contributions may not exceed the maximum allowable contribution under the Internal Revenue Code (the “Code”). The maximum allowable contribution totaled $15,500 for each of the years ended December 31, 2008 and 2007. Participants who have attained age 50 before the end of the Plan year can make additional catch-up contributions, subject to limitations imposed by the Code.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

1.	DESCRIPTION OF PLAN – cont’d.

Company Contributions

The Company will contribute a matching contribution to all eligible employees equal to 50% of the employee’s contribution up to 6% of such employee’s annual earnings up to a maximum of $5,000 per employee, annually. Additionally, the Company may make discretionary profit sharing contributions to the Plan.

The Company approved discretionary contributions for 2008 and 2007 of $766,673 and $21,030,955, respectively. In 2008, all discretionary contributions were a result of a reallocation of forfeitures. Reallocations occurred in January 2009. The Company made matching contributions for 2008 and 2007 of $7,568,794 and $6,979,415, respectively. These Company contributions were transferred to the Plan subsequent to December 31, 2008 and accordingly, are included as contributions receivable in the financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings/losses, and (c) forfeitures of terminated participants’ non-vested accounts. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Participants will immediately vest in the Company’s matching contribution. Vesting in the Company’s discretionary profit sharing contributions are based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

A participant’s account becomes 100% vested in the discretionary profit sharing contribution, regardless of years of service, at age 65 or in the event of permanent disability, death, or by reason of, and as part of, a partial Plan termination.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

1.	DESCRIPTION OF PLAN – cont’d.

Forfeitures

Terminating employees of the Plan are paid the current value of the vested balance in their Plan account as soon as administratively feasible. Unvested amounts are forfeited and reallocated to continuing participants in the year in which they are forfeited. As of December 31, 2008 and 2007, unallocated forfeitures totaled $781,383 and $658,357, respectively. Forfeitures are allocated in subsequent years based on the respective profit sharing allocations. During 2008, $616,657 in forfeitures were credited to participant accounts and $734,970 of forfeitures were created.

Payment of Benefits

Upon an employee’s withdrawal from the Plan or a break in service of more than five years, any non-vested portion of a participant’s account is forfeited and is reallocated to participants’ accounts in the same proportion as the Company’s discretionary profit sharing contribution to the Plan attributable to the Plan year in which the forfeitures occurred.

Benefit payments are available to participants upon retirement, early retirement, termination of employment, death, attainment of age 59 1/2 or disability. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option as provided by the Plan. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the employee may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59  1/2. Net assets of the Plan allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2008 and 2007 totaled $64,688 and $368,932, respectively.

Loans to Participants

Participants are eligible to obtain loans from the Plan. Participants can borrow up to 50% of their vested account balance, at least $1,000 but not more than $50,000 less the highest outstanding loan balance during the preceding twelve months. Loan repayment periods range from one to twenty-seven years. Loans for any purpose other than the purchase of a primary residence must be repaid within 5 years. The loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan. As of December 31, 2008 and 2007, interest rates on these loans ranged from 4.25% to 10.50%. The Company has the authority to deny Plan loans to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending loans to participants; however, it may not affect the terms or provisions of any loans outstanding at that time.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

1.	DESCRIPTION OF PLAN – cont’d.

Administrative Expenses

Administration and operation expenses of the Plan are to be paid by the Trustee with Plan assets unless the Company elects to pay them. For the year ended December 31, 2008, the Company paid the majority of expenses of the Plan.

Plan Changes

On January 1, 2008, the Plan was amended for the definition of Post-Severance Pay and the addition of Statutory Change to Section 5.2(a)(iii)(A)(6), compensation deferrals.

On April 1, 2008, the Plan was amended for the partial Plan termination related to the sale of Legg Mason Private Portfolio Group, LLC (PPG), a wholly-owned subsidiary of Legg Mason, Inc. As a result of the partial termination, all affected participants became 100% vested in their accounts.

On December 30, 2008, the Plan was amended to address the December 2008 Reduction in Force, a termination of employment occurring during December 2008. The reduction in workforce resulted in affected employees becoming immediately vested in any Company discretionary profit sharing contributions.

During the 2008 plan year, additional funds were opened to participant investments including:

•	Legg Mason Partners Lifestyle Allocation 50% – Institutional Opened January 29, 2008

•	Legg Mason Partners Emerging Markets Equity – Institutional Opened June 9, 2008

•	Legg Mason Emerging Markets – Institutional Opened June 9, 2008

Transfers

On December 1, 2005, Legg Mason, Inc. acquired substantially all of Citigroup, Inc.’s worldwide asset management business (CAM) in exchange for Legg Mason’s Private Client and Capital Markets (PC/CM) business, common and preferred stock and cash. As a result of the exchange, approximately 2,600 PC/CM employees were terminated, at which point they could transfer their assets out of the Plan. During the year ended December 31, 2008, $41,710,695 in assets held by PC/CM employees were transferred out of the Plan.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in financial instruments that, in general, are exposed to risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and materially affect the amounts reported in the statements of net assets available for benefits.

The credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios. As a result, the Plan’s investments have incurred a significant decline in fair value during 2008 that may continue in the future.

Fair Value Measurements

Statement on Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Common stock: Valued at unadjusted quoted market share prices within active markets.

Common stock fund: Valued using net asset values of similar quoted market prices of common stock.

Participant loans: Valued at amortized (unpaid) cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Fair Value Measurements – cont’d.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Registered investment companies	$277,986,503	$—	$—	$277,986,503
Common stock	734,905	—	—	734,905
Common stock fund	—	9,366,725	—	9,366,725
Participant loans	—	—	5,455,312	5,455,312

Total investments at fair value	$278,721,408	$9,366,725	$5,455,312	$293,543,445

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2007:

	Level 1	Level 2	Level 3	Total
Registered investment companies	$504,787,612	$—	$—	$504,787,612
Common stock	2,800,401	—	—	2,800,401
Common stock fund	—	26,518,335	—	26,518,335
Participant loans	—	—	4,480,787	4,480,787

Total investments at fair value	$507,588,013	$26,518,335	$4,480,787	$538,587,135

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Fair Value Measurements – cont’d.

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, December 31, 2007	$4,480,787
Purchases, sales, issuances and settlements, net	974,525

Balance, December 31, 2008	$5,455,312

Payment of Benefits

Benefits are recorded when paid.

3.	INVESTMENTS

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year).

Subject to certain limitations by the funds, participants may change their investment options and transfer amounts between funds daily.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

3.	INVESTMENTS – cont’d.

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefit are as follows as of December 31,:

	2008	2007
Legg Mason Value Trust, Institutional Class,
1,369,331 and 1,656,207 shares, respectively	$41,203,178	$116,530,738

Legg Mason Special Investment Trust, Institutional Class,
1,091,143 and 1,422,072 shares, respectively	21,048,152	59,314,629

Legg Mason Opportunity Trust, Institutional Class,
2,945,481 and 3,116,995 shares, respectively	16,111,780	54,827,945

American EuroPacific Growth Fund, R5,
727,900 and 736,889 shares, respectively	20,344,798	37,485,592

Citi Institutional Liquid Reserves Fund, Class A,
33,066,713 and 28,406,973 shares, respectively	33,066,713	28,406,973

During 2008, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Interests in registered investment companies	$(230,108,162)
Common stock fund	(17,899,739)
Common stock	(1,864,779)

$(249,872,680)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a determination letter dated August 31, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	OTHER MATTERS

The Plan invests in shares of Legg Mason, Inc. common stock, which qualifies as a party-in-interest transaction, through two plan alternatives, one of which is a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consists of common stock transferred in from a prior plan. Sales of 4,741 shares of Legg Mason, Inc. common stock with aggregate proceeds of $200,717 were made during 2008. There were no purchases of Legg Mason, Inc. common stock during 2008. The market value of Legg Mason, Inc. common stock at December 31, 2008 and 2007 was $734,905 (33,542 shares) and $2,800,401 (38,283 shares), respectively.

Cash balances maintained by the Plan and the Legg Mason, Inc. common stock directly owned by the Plan are held by M&T Bank and Deutsche Bank, respectively, in investment accounts. The shares of common stock held by the unitized Legg Mason Common Stock Fund are held by Wachovia Bank.

Sales of 214,383 shares with aggregate proceeds of $4,751,864 and purchases of 275,581 shares with an aggregate purchase price of $5,497,448 of the Legg Mason Common Stock Fund units were made during 2008. The market value of the Legg Mason Common Stock Fund at December 31, 2008 and 2007 was $9,366,725 (779,702 units) and $26,518,335 (718,505 units), respectively.

Legg Mason Investor Services serves as distributor for the Legg Mason funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason funds. The Legg Mason funds in the Plan qualify as a party-in-interest transaction.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$302,080,291	$566,687,878
Amounts allocated to withdrawing participants	—	(41,631)

Net assets available for benefits per the Form 5500	$302,080,291	$566,646,247

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

8.	SUBSEQUENT EVENTS

Effective for the Plan year 2009, the Company amended the Plan to make matching contributions discretionary in nature.

In addition, during 2009, Legg Mason Real Estate Investors, Inc.’s, a subsidiary of LM & Co., stock was transferred to an unrelated party. In conjunction with the transaction, the Plan was amended to provide for full vesting to all affected participants and account for forfeiture reallocations.

SUPPLEMENTAL SCHEDULE PROVIDED

PURSUANT TO DEPARTMENT OF LABOR’S

RULES AND REGULATIONS

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

EIN#: 20-3171699

Plan #: 001

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issuer, borrower, or similar party	(c) Description of investment	(d) **Cost	No. of Shares	(e) Current Value
*	Legg Mason American Leading Companies Trust, Institutional Class	Registered Investment Company		357,895	$4,244,634
*	Citi Institutional Liquid Reserves Fund Class A	Registered Investment Company		33,066,713	33,066,713
*	Legg Mason Growth Trust, Institutional Class	Registered Investment Company		224,305	3,046,056
*	Legg Mason International Equity Institutional Class	Registered Investment Company		730,157	7,659,347
*	Legg Mason Investment Grade Income Portfolio, Institutional Class	Registered Investment Company		335,126	2,339,181
*	Legg Mason Limited Duration Bond Portfolio, Institutional Class	Registered Investment Company		356,755	2,839,774
*	Legg Mason Opportunity Trust, Institutional Class	Registered Investment Company		2,945,481	16,111,780
*	Legg Mason Special Investment Trust Institutional Class	Registered Investment Company		1,091,143	21,048,152
*	Legg Mason U.S. Small Cap Value Trust, Institutional Class	Registered Investment Company		441,296	3,468,583
*	Legg Mason Value Trust, Institutional Class	Registered Investment Company		1,369,331	41,203,178
*	Legg Mason Common Stock	Common Stock		33,542	734,905
*	Legg Mason Common Stock Fund	Unitized Fund		779,702	9,366,725
*	Western Asset Core Plus, Institutional Class	Registered Investment Company		1,204,798	10,457,644
*	Royce Pennsylvania Mutual Fund, Investment Class	Registered Investment Company		1,646,981	11,430,049
	North Track PSE Tech 100 Index Fund	Registered Investment Company		125,918	2,196,014
	PIMCO Foreign Bond	Registered Investment Company		343,931	3,122,893
	PIMCO Total Return	Registered Investment Company		1,109,821	11,253,584
	SSGA S&P 500 Index Fund	Registered Investment Company		893,866	13,291,792
	Institutional Class	Registered Investment Company		439,722	1,723,710
	Dodge and Cox Balanced Fund	Registered Investment Company		157,870	8,092,437
	Davis Opportunity Fund Class Y	Registered Investment Company		347,485	4,972,503
	American Growth Fund of America, R5	Registered Investment Company		503,963	10,300,996
*	Legg Mason Partners High Income Institutional	Registered Investment Company		932,080	3,774,925
*	Legg Mason Partners Aggressive Growth Institutional	Registered Investment Company		41,825	2,972,511
*	Legg Mason Partners Capital & Income Institutional	Registered Investment Company		114,111	1,154,804
*	Legg Mason Partners Capital Fund Institutional	Registered Investment Company		31,533	465,746
*	Legg Mason Partners Appreciation Institutional	Registered Investment Company		129,208	1,330,838
*	Legg Mason Partners Lifestyle Allocation 50% Institutional	Registered Investment Company		72,966	615,105
*	Legg Mason Emerging Markets Institutional	Registered Investment Company		67,464	807,547
*	Legg Mason Partners Emerging Markets Equity Institutional	Registered Investment Company		30,265	290,541
*	Participant Loans	Participant loans made to participants
		or beneficiaries under the Plan. Interest
		rates range from 4.25% to 10.50% and
		mature through March 2029.			5,455,312

					$293,543,445

*	Denotes a party-in-interest as defined by ERISA.
**	Participant directed investments, therefore, no cost basis required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 25, 2009

THE LEGG MASON PROFIT SHARING AND 401(k) PLAN AND TRUST

By:	/s/ James R. Savage
James R. Savage
Plan Administrator

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Stout, Causey & Horning, P.A.

23.2	Consent of PricewaterhouseCoopers LLP